Exhibit 99.1

Hailiang Education Releases 2020 Chinese New Year Chairman Letter

HANGZHOU, China, February 18, 2020 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education”, the “Company” or “we”), an education and management service provider of primary, middle, and high schools in China, today released a letter to shareholders from the chairman of the Company's board of directors.

Dear Shareholders,

In 2019, Hailiang Education has adhered to its development goal of providing distinguished, specialized, and internationalized education. It has built a high-end education brand through its basic educational program, international program, and art educational program. In the fiscal year 2019, Hailiang Education has implemented a hybrid development strategy, which combines an asset-light model and strategic acquisitions, to improve brand recognition and explore market opportunities. We have achieved positive operating results, both from existing businesses and new business models. In fiscal year 2019, our revenue and net income increased by 28.2% and 36.8% respectively as compared to the previous fiscal year, which brought considerable investment returns to our shareholders. As of June 30, 2019, Hailiang Education has extended its network to 36 schools including 9 affiliated schools and 27 managed schools. The aggregate number of students enrolled in both our affiliated and managed schools has reached 61,109, among which 22,819 students came from our affiliated schools. As we continued to promote education internationalization, the number of students enrolled in the international program increased by 15% to 4,553, and the revenue generated by the international program increased by 25% to RMB410 million in the fiscal year 2019. At the same time, Hailiang Education has launched a variety of ancillary education services, such as educational training, study trip, and overseas study consulting services to diversify the Company's businesses and increase its earnings.

The first half of the fiscal year 2020 has already passed. I am very excited and delighted to share the Company’s recent achievements and outlook with our shareholders.

Strengthen Talent Pool

With the mission of nurturing talents specializing in school management, Hailiang Education Cadre Army Institute (the “Cadre Institute”) was founded in April 2019 and has provided professional training programs to teachers and other professionals working for Hailiang Education. The Cadre Institute currently has 47 mentors and 107 trainees. As of December 31, 2019, 41 teachers completed the trainee programs provided by the Cadre Institute, 14 of whom have been appointed to various intuitions within the Hailiang Education Group. In August 2019, we further established the Hailiang Great Teacher Development Institute (“the Great Teacher Institute”) to implement the “Great Teachers Training Project,” which is to train great teachers through initiatives such as mentor-trainees pairing and trainees' three-year planning. As of December 31, 2019, the Great Teacher Institute has 26 internal mentors, 11 external mentors, and 86 trainees.

We also have kept on optimizing the talent structure of our teaching staff. For all the candidates we recruited on campus in 2019, 34% of them came from the Double-First Class University List, a selected list of Chinese universities and colleges which participate in the construction plan of world-class universities. Specifically, 30 candidates came from Tsinghua University and Peking University. For all the candidates we recruited in 2019, 26% of them had a master degree or above and 77% of them graduated from the Double-First Class University List.

Improved Teaching Quality Contributed to Remarkable Academic Results

With respect to the 2019 middle school entrance examination (“2018/2019 Zhongkao”), our students have achieved outstanding academic performance. Eighteen of our students placed in the Top 20 student ranking in Zhuji city, Zhejiang Province, while 275 of our students scored 685 points and above out of 770 points (the total score of the examination). In particular, one of our students scored 731 points, the highest score in Zhuji City, Zhejiang Province. With respect to the 2019 college entrance examination (“2018/2019 Gaokao”), one of our students achieved the highest score in Zhuji city, while two of our students were admitted into Tsinghua University and Peking University, respectively. Eighteen of our students passed the high-level universities’ independent admission examination, including Tsinghua University, Peking University, Fudan University, Shanghai Jiaotong University and Zhejiang University. In the 2019 graduate class of our affiliated schools, 284 students in our international programs applied for overseas universities, among which 283 students have received offers. Furthermore, 41% of these students received offers from the Global Top 100 Universities, such as Imperial College London and University College London. All 39 graduates of Hailiang Foreign Languages School (HFLS) received offers from the Global Top 100 Universities. Specifically, 72% and 26% of these offers were from the Global Top 30 Universities and the Global Top 10 Universities, respectively.

In the fiscal year 2019, one of our international students from our HSK program (“the Chinese Proficiency Test”) was accepted by Tsinghua University and eight international students were accepted by Zhejiang University. Our graduates of HSK program also received admissions from other well-known universities in China, including Fudan University, Nanjing University, Southwest University of China, China Academy of Art, and Shanghai International Studies University.

In 2019, we also made progressive achievements in terms of academic competitions. Our students won a Gold Medal at the 35th National Physics Competition, as well as a Gold Medal and two Silver Medals at the 35th National Math Competition. In the “Five Major-Subject” Competition, which includes Math, Physics, IT, Chemistry, and Biology, 22 of our students were awarded first-prize, 65 of them were awarded second-prize, and 35 of them were awarded third-prize. Tsinghua University and Peking University have selected eight of our students who were outstanding in academic competition.

We value our students’ mental and physical health, demonstrated by multiple physical activates offered by us and our principle of encouraging students to participate in athletic contests. In 2019, our students have won the first prize of 14th Asian Shooting Championship, as well as five Gold Medals, five Silver Medals, and five Bronze Medals in the Zhejiang Youth Shooting Championship, respectively. Our students also won the second prize in the 2nd National Youth Games and National 7-man Rugby Championships respectively, the first prize in the junior high school championship of the Zhejiang Middle School Basketball League, and the second prize in the National U14 Men's Basketball League.

Multiple Awards Received and Brand Recognition Increased

In the first half of the fiscal year 2020, Hailiang Education received multiple awards, including the “2019 Outstanding Brand Image Award” awarded by the Eighth China Finance and Economic Summit in 2019 and the “2019 Innovation Leadership Award” awarded by the 2019 China Finance Summit Winter Forum (2019 New Global Business Conference). Hailiang Education was listed on Barron’s “Top 50 Most Investment-Worthy Chinese Stocks in 2019.”

Continue to Promote Cross-Regional School Cooperation, Steadily Expand the Training Services, and Diversify Business Development

On July 16, 2019, we entered into a cooperation agreement with the People’s Government of Chengguan District, Lanzhou City, Gansu Province to establish and operate an affiliated school named Lanzhou Hailiang Experimental School. The school will have a capacity of approximately 2,000 students and is composed of a primary school program and a middle school program. The school is expected to start operating in September 2020.

We signed a school cooperation agreement with the Education Bureau of Sihong County, Suqian City, Jiangsu Province on July 9, 2019, pursuant to which the Company has acquired the right to operate the Sihong Second Experimental School of Sihong County at Suqian city in Jiangsu. Furthermore, on January 12, 2020, we entered into a cooperation school operating agreement with the Management Committee of Suqian Economic and Technological Development Zone of Jiangsu Province National Development Zone, pursuant to which the Company has acquired the right to operate two public schools tentatively named “Xiamen Road School” and “Fumin Avenue School.” These two schools will have a cumulative capacity of about 6,000 students and will be composed of primary and middle school programs. The two schools are expected to start operating in July 2020.

Besides, pursuant to the three-party strategic cooperation agreement we entered into with Hailiang Group and Hailiang Education Investment Group, we have a priority right to operate and manage such schools established by both Hailiang Group and Hailiang Education Investment Group through construction, merger and acquisition, and cooperation with third-parties. On November 27, 2019, Hailiang Group signed a cooperative school operating agreement with the Yuelong Sub-district office in Ninghai County, Ningbo City, Zhejiang Province to establish and operate a new school tentatively named Ninghai Public School. The school has a capacity of about 4,000 students and is composed of primary, middle and high school programs. The school is expected to start operating in the fall of 2021. On December 28, 2019, Hailiang Group signed a cooperative school operating agreement with the Wuhu Municipal People’s Government of Anhui Province to establish and operate a new affiliated school tentatively named Wuhu Hailiang Experimental School. The affiliated school will have a capacity of about 4,000 students and is composed of primary, middle and high school programs. The school is expected to partially start operating in September 2020.

In 2020, the Company will focus on K12 education market in China while exploring the education and training market sector specifically focusing on tutoring, English learning, and art education for children in China. The Company also plans to integrate its offline training programs with online courses and launch “Hailiang Mingyou”, an online and offline extracurricular training brand. At present, we have initiated Hailiang Mingyou programs in Hangzhou and Zhuji City, Zhejiang Province. In the future, we will set up independent Hailiang Mingyou training institutions on each of our school campuses. Hailiang Mingyou will always commit itself to focus on product development and develop offline training and online courses in order to increase its market penetration further.

Enhance Our International Education Market Position, Upgrade Our International Enrollment Plan, And Implement Our Internationalized Development Strategy

In the fiscal year 2020, Hailiang Education started operating International Student College in January 2020 and will continue its efforts to recruit international students for its primary, middle and high school programs in order to increase the number of international students in its entire student body. The Company has also launched “The Belt and Road International Talents Study-in-China Philanthropic Program”, which is a charitable project created to allow a larger number of international talents to study in China. The Company has built a proprietary international talents training model to attract international students to study at schools of Hailiang Education. Currently, the primary and middle school programs of International Student College offer Chinese-Western integration courses, which are mainly based on British courses. The high school program of our International Student College offers students different study plans and curriculums tailored to their interests in pursuing higher education programs in their senior year. For international students interested in applying to Chinese domestic universities, the high school program offers them an academic track preparing them for examinations necessary for applying to China’s top universities, such as the HSK level test. For students interested in applying to international universities, the high school program offers IGCSE and A-Level courses designed to increase students’ competitiveness in applicant pools and prepare them to enter top universities in the world.

Participate in Philanthropic Events to Fight Against The COVID-19 [1] and Take on Its Responsibilities as a Public Company

Facing the outbreak of the COVID-19, Hailiang Education immediately established the “Coronavirus Prevention and Control Management Team” to handle the overall situation within the Company, devise and execute preventive plans , specify responsibilities at the school level, and implement comprehensive steps designed to prevent and control the development of the coronavirus at various levels. The Company also actively participated in donation events organized by Hailiang Group and Zhejiang Hailiang Charity Foundation. All the funds raised in such events will be used to fight against the epidemic, including procuring urgently needed supplies, providing public welfare fund for frontline medical staff and volunteers, and providing financial aids to families in need during the epidemic. Hailiang Education has promised to combat the epidemic and overcome the difficulties together with the whole Chinese society.

Relying on its abundant educational resources, outstanding facility capabilities, and technical advantages, the Company has set up an online platform – “Hailiang VIP Cloud Classroom” – to connect teachers with students. Connected through such platform, students are able to participate in online live lessons instructed by their teachers, and teachers are able to provide students with answers and guidance to any problem students have encountered during class. Hailiang Mingyou will also provide primary, middle, and high school students in China with free video courses covering various subjects. These video courses provide students with scientific and efficient guidance due to the epidemic.

The Company pays close attention to the ongoing epidemic, prepares for the new spring semester in advance, and provides an active appointment system that allow parents to register for our fall 2020 freshman school tour. We will confirm the visiting time with all the parents who registered for such tour based on the semester starting date determined by the Ministry of Education of the People’s Republic of China. As an industry leader in private education, Hailiang Education will leave its “Hailiang Education Faculty Recruitment Online Reservation Window” open and aim to release more openings for the public during this epidemic period.

On behalf of Hailiang Education, I would like to express my sincere gratitude to the students and parents for your trust in us, to the shareholders for your continuous support, and to the board members, management team, teachers and staff for your commitment and effort in the past year. Hailiang Education expects to firmly root its development in China’s private education industry, actively promotes the internationalization of our schools, and always keep our mission in mind. Meanwhile, Hailiang Education aims to continue to provide high-quality education and better educational services to its students while adhering to its fundamental principle of “everyone is talented and can effectively use their talents and potentials.”

We will make efforts to achieve Mr. Feng Hailiang’s ideal, the founder of Hailiang Education, by helping students to study happily, to live healthily, to become knowledgeable, and to enter into their dream schools. At the same time, the Company will strive to fulfill parents’ satisfaction, to build a better brand image, to achieve more profitable results for our shareholders, and to make our faculty proud.

Ming Wang

Chairman and Chief Executive Officer

Hailiang Education Group Inc.

1 COVID-19 (Corona Virus Disease 2019) is a virus (more specifically, a coronavirus) identified as the cause of an outbreak of respiratory illness first detected in Wuhan, China. The latest situation summary updates are available on The Centers for Disease Control and Prevention's web page COVID-19, Wuhan, China.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly valuing the quality of students' life, study, and development. Hailiang Education adapts its education services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual programs including Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company has also formed extensive cooperative network more than 200 educational institutions and universities globally. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic and international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statement

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the “SEC”). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “will make,” “will be,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “endeavor to,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

Contacts:

Mr. Litao Qiu
Board Secretary
Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com

Ms. Tina Xiao
President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com